SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

NORTHWEST INDIANA BANCORP
(Name of Issuer)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

667516108
(CUSIP Number)

Leane English Cerven/Corporate Secretary Northwest Indiana Bancorp 9204 Columbia Avenue Munster, Indiana 46321 (219) 836-4400	Copy to: Claudia V. Swhier, Esq. Barnes & Thornburg LLP 11 S. Meridian Street Indianapolis, Indiana 46204 (317) 236-1313

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “Affiliated” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 667516108

1	NAME OF REPORTING PERSON David A. Bochnowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,320
	8	SHARED VOTING POWER 249,988
	9	SOLE DISPOSITIVE POWER 105,320
	10	SHARED DISPOSITIVE POWER 355,308
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,308 (includes options to acquire 12,225 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 667516108

1	NAME OF REPORTING PERSON Ann M. Bochnowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,990
	8	SHARED VOTING POWER 240,899
	9	SOLE DISPOSITIVE POWER 24,990
	10	SHARED DISPOSITIVE POWER 240,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This Amendment No. 2 amends the Schedule 13D previously filed by David A. Bochnowski and Ann M. Bochnowski on February 14, 2007, and amended on March 20, 2008.

  The class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the “Common Stock”), of NorthWest Indiana Bancorp (the “Issuer”), an Indiana corporation having its principal office at 9204 Columbia Avenue, Munster, Indiana 46321.

Item 2.  Identity and Background.

This statement is filed by David A. Bochnowski and Ann M. Bochnowski, husband and wife, residing at 10203 Cherrywood Lane, Munster, Indiana 46321. Both of the Reporting Persons are citizens of the United States.

Mr. Bochnowski is the Chief Executive Officer of the Issuer and the Issuer’s wholly owned subsidiary, Peoples Bank SB, an Indiana savings bank. The address of the Issuer and Peoples Bank SB is the same as that set forth in Item 1 above.

Mrs. Bochnowski is not employed.  Her address is 10203 Cherrywood Lane, Munster, Indiana 46321.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of the Common Stock has been personal funds.

Item 4.  Purpose of Transaction.

This Amendment No. 2 to Schedule 13D is being filed to update information previously reported.

Neither of the Reporting Persons has any plans or proposals that relate to or would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

As of the date of this statement, Mr. Bochnowski beneficially owns 355,308 shares of the Issuer’s Common Stock, which includes rights to acquire 12,225 shares upon the exercise of the options, representing a 12.6% interest in the Issuer. He has or will have the sole power to vote and dispose of the shares of the Issuer’s Common Stock that he beneficially owns, except with respect to 214,499 shares that he owns jointly with Mrs. Bochnowski, 9,089 shares held as co-trustee of trusts for the benefit of their children and 26,400 shares held by Mrs. Bochnowski as custodian for their children.

As of the date of this statement, Mrs. Bochnowski beneficially owns 265,889 shares of the Issuer’s Common Stock, representing a 9.4% interest in the Issuer. She has sole power to vote and dispose of the shares of the Issuer’s Common Stock that she beneficially owns, except with respect to the 214,499 shares that she owns jointly with Mr. Bochnowski and 26,400 shares held by Mrs. Bochnowski as custodian for their children.

During the past 60 days, Mr. Bochnowski has acquired beneficial ownership of an aggregate of 2,500 shares of Common Stock in the following transactions made through the Issuer’s Employees’ Savings and Profit Sharing Plan: December 17, 2010 500 shares at $12.00 per share; December 22, 2010 500 shares at $13.25 per share; December 23, 2010 250 shares at $13.50 per share; December 27, 2010 250 shares at $14.50 per share; December 29, 2010 250 shares at $14.70 per share; December 30, 2010 250 shares at $14.75 per share; December 31, 2010 250 shares at $14.75 per share; January 13, 2011 250 shares at $14.75 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the shares of the Issuer’s Common Stock.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2011	/s/ David A. Bochnowski
David A. Bochnowski

/s/ Ann M. Bochnowski
Ann M. Bochnowski

Exhibit Index

Exhibit No.	Description	Location

A	Joint Filing Agreement	Attached

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees and consents to the filing of a single Schedule 13D, and any and all future amendments thereto, with the Securities and Exchange Commission on their behalf in connection with their beneficial ownership of securities of NorthWest Indiana Bancorp.

Dated: January 21, 2011	/s/ David A. Bochnowski
David A. Bochnowski

/s/ Ann M. Bochnowski_________________
Ann M. Bochnowski